Filed pursuant to Rule 424(b)(3) and 424(c)

Registration Statement No. 333-178309

Prospectus Supplement

SUBSCRIPTION RIGHTS TO PURCHASE

UNITS CONSISTING OF AN AGGREGATE OF 1,200,000 SHARES OF

12% REDEEMABLE SERIES J PREFERRED STOCK AND 14,248,741 WARRANTS, EACH TO PURCHASE ONE SHARE OF COMMON STOCK AT A PRICE OF $0.51 PER SHARE

AT $0.65 PER UNIT

This Prospectus Supplement (the “Prospectus Supplement”) amends our prospectus dated July 24, 2012 (the “Prospectus”). The Prospectus relates to our distribution, at no charge, to holders of our common stock at the close of business on July 23, 2012 one transferable subscription right for every one share of common stock owned as of that date to purchase an aggregate of approximately 46,163,685 units consisting of 1,200,000 shares of our 12% Redeemable Series J preferred stock and 14,248,741 of our common stock warrants for an aggregate purchase price of up to $30 million.

This Prospectus Supplement is being filed to incorporate into and to include in the Prospectus the information set forth in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 26, 2012, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Global Select Market, under the symbol “MOTR.” As of July 26, 2012, the closing sale price of our common stock was $0.49 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 25 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 27, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 26, 2012

Motricity, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34781	20-1059798
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

(Address of principal executive offices and zip code)

(425) 957-6200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On July 26, 2012, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2012. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Limitation on Incorporation by Reference. The information furnished in this Item 2.02, including the press release attached hereto as Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Note Regarding Forward-Looking Statements. Except for historical information contained in the press release attached as an exhibit hereto, the press release contains forward-looking statements which involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Please refer to the cautionary note in the press release regarding these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated July 26, 2012 of Motricity, Inc. announcing its financial results for the second quarter ended June 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Motricity, Inc. (Registrant)

July 26, 2012	By:	/s/ JAMES R. SMITH, JR.
(Date)		James R. Smith, Jr. Interim Chief Executive Officer

Motricity Reports Second Quarter 2012 Results

•	Reports Positive Operating Income of $0.7 million

•	Positive EBITDA from Continuing Operations of $2.2 Million

•	Generated $8.2 Million in Cash from Continuing Operations

BELLEVUE, Wash., July 26, 2012 — Motricity (Nasdaq: MOTR), a leading provider of mobile Internet services, today announced financial results for the second quarter ended June 30, 2012.

“The steps that we took to transform the company are beginning to flow through to Motricity’s financial results, resulting in positive income from operations, positive EBITDA from continuing operations and cash generation during the second quarter,” said Jim Smith, interim chief executive officer. “Over the past three quarters we redirected the strategy of the company to execute more clearly on three lines of business in the mobile sector – carrier, media and enterprise. We also exited non-strategic areas, reduced operating costs and restructured our headcount to align with the company’s business. We believe that Motricity is now poised to take advantage of new market opportunities. Looking ahead, we plan to make announcements that reflect the sharpened focus of our organization around mobile solutions in the carrier, media and enterprise areas. This will include the unveiling of new brand identities, new platform releases and a strengthened product roadmap spanning mobile advertising solutions and mobile site and application design,” concluded Mr. Smith.

Revenue in the second quarter of 2012 was $22.2 million, as compared to $22.8 million in the first quarter of 2012 and $25.8 million in the second quarter of 2011. Operating income was $0.7 million, as compared to operating loss of $(3.5) million in the first quarter of 2012 and to $(2.5) million in the second quarter of 2011. Net loss from continuing operations was $(0.2) million, as compared to $(4.0) million in the first quarter of 2012 and ($2.9) million in the second quarter of 2011. EBITDA from continuing operations was $2.2 million, as compared to EBITDA loss of $(1.7) million in the first quarter of 2012 and EBITDA of $1.6 million in the second quarter of 2011. Net loss from continuing operations in the second quarter of 2012 included $0.5 million of restructuring charges.

Commenting on the financial results, CFO Nathan Fong noted, “Carrier revenue was relatively stable sequentially, reflecting a lower rate of decline than in prior quarters. Results for our media and enterprise lines of business were impacted by the sale of assets in Europe and our exit from areas we felt would not be core to the future growth of the company.”

Motricity ended the quarter with $17.6 million of cash and cash equivalents. On July 24, 2012, the Company commenced its Rights Offering, as filed with the Securities and Exchange Commission, to continue to strengthen its balance sheet.

Use of Non-GAAP Measures

This press release includes EBITDA from continuing operations (EBITDA) as a non-GAAP financial measure. EBITDA is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures is detailed in table below.

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. EBITDA has limitations as an analytical tool and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP. EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP.

We define EBITDA as net income (loss) before income (loss) from discontinued operations, interest expense, provision (benefit) for income taxes and depreciation and amortization. EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe EBITDA is useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that EBITDA is often used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes and depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

We use EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

The following is a reconciliation of net income (loss), the most directly comparable GAAP measure, to EBITDA for each of the quarters ended:

	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Net income (loss) attributable to common shareholders	$(17.4)	$2.7	$2.3	$(6.1)	$(4.3)	$(174.5)	$(10.4)	$(8.7)	$(1.9)
Accretion of redeemable preferred stock	(5.7)	(0.1)	(0.1)	—	—	—	—	—	—
Series H redeemable preferred stock dividends	—	(0.4)	(0.4)	—	—	—	—	—	—
Series D1 preferred stock dividends	(0.2)	—	—	—	—	—	—	—	—
Income (Loss) from discontinued operations	(0.5)	1.2	2.9	0.5	(1.4)	(32.8)	(4.7)	(4.7)	(1.7)
Interest expense	—	—	(0.1)	—	—	(0.2)	(0.5)	(0.4)	(0.5)
Provision (benefit) for income taxes	0.5	0.5	0.2	0.4	0.4	(6.4)	0.3	0.1	(0.1)
Depreciation and amortization	2.9	2.9	3.0	3.7	4.1	2.6	3.3	1.8	2.0

EBITDA from continuing operations	$(7.6)	$5.4	$3.2	$(2.5)	$1.6	$(145.3)	$(1.6)	$(1.7)	$2.2

Forward-Looking Statements

Statements made in this release and related statements that express Motricity’s or its management’s intentions, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: our view of general economic and market conditions; our exploration and review of strategic and financing options; estimates of impairment charges and our ability to develop, produce, market, license or sell our products, solutions and services, compete domestically and internationally, reduce or control expenses, improve efficiency, realign resources, continue operational improvement, and about the applicability of accounting policies used in our financial reporting. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements.

Such forward-looking statements involve and are subject to certain risks and uncertainties that may cause our actual results to differ materially from those discussed in a forward looking statement. These include, but are not limited to: the sufficiency of our liquidity and capital resources and our ability to raise additional capital or generate the cash flows necessary to repay our term loan; our reliance on a limited number of customers for a substantial portion of our revenues, including the pressures on pricing and contract terms from customers with substantial purchasing power and further consolidations in the telecommunications industry; our ability to realign our business to focus on our mobile advertising and enterprise business and obtain customers for that business; the highly competitive nature of the mobile services industry in which many of our competitors have significantly greater resources, which they are using to support significantly discounted pricing; the rapid technological changes in the mobile data services industry, which could render our existing services obsolete; our ability to attract and retain key employees and qualified personnel; impact of the recent departure of members of our executive team and our ongoing leadership transition; our ability to recognize the expected benefits from the reduction in force implemented in 2011 and the beginning of 2012; the possibility that the process of exploring strategic or financing options will not lead to any strategic transaction or additional financing on favorable terms or at all; the potential that the process will distract the attention of our Board of Directors and management from our business; the potential that we will incur significant expenses pursuing one or more strategic or financing transactions unsuccessfully; the risk that our pursuit of strategic or financing options will be disruptive to our business the risk of claims or other litigation arising from our pursuit of strategic options; the potential that the pursuit of strategic or financing options will otherwise have a material adverse effect on our business, results of operations and financial condition; economic and political risks related to our international operations; risks of new product offerings reducing our customers’ influence over access to mobile data services; our ability to integrate any future acquisitions and business combinations effectively; the impact of worldwide economic conditions and related uncertainties and the health of and prospects for the overall mobile services industry; risks related to the use and protection of proprietary information, including our ability to safeguard third party confidential information; our ability to develop strategies to address our markets successfully and to meet customer demands with respect to products, services, support and service level commitments; disruptions in datacenters services and other capacity constraints; uncertainties inherent in the development of new products and services and the enhancement of existing products and services, including technical risks, cost overruns and delays; our ability to tailor our complex solutions to our customers’ needs; our ability to utilize net operating losses; our ability to maintain proper and effective internal controls; uncertainty related to whether certain terms of our term loan will have the effect or discouraging offers for our business or common stock; our reliance on third parties to develop content and applications, customer acceptance of such offerings and our liability with respect to such content; undetected software errors in our products and indemnity obligations and claims relating to our products and services; our ability to manage growth; impairment losses related to goodwill, intellectual property and equipment; risks and diversion of resources related to the litigation against us and our current and former directors and officers; actual or perceived security vulnerabilities in mobile devices; the impact of changing governmental regulations and our ability to comply therewith; risks related to the commercialization of open source software we use; the influence and control our principal stockholder may exert; and other uncertainties described more fully in our filings with the Securities and Exchange Commission.

About Motricity

Motricity (Nasdaq:MOTR) empowers mobile operators, brands and advertising agencies to maximize the reach and economic potential of the mobile ecosystem through the delivery of relevance-driven merchandising, marketing and advertising solutions. Motricity leverages advanced predictive analytics capabilities to deliver the right content, to the right person at the right time. Motricity’s unique combination of technology, expertise and go-to-market approach delivers return-on-investment for our mobile operator, brand and advertising agency customers. For more information, visit www.motricity.com.

The Motricity, Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7813

Supplemental Data Schedule

	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Revenue details
North American carrier revenue	$26.7	$25.5	$24.1	$21.9	$21.8	$19.7	$19.3	$18.8	$18.6
International carrier revenue	—	—	1.1	1.1	0.6	0.4	0.4	—	0.4
Mobile media and enterprise revenue	1.8	2.0	0.9	1.3	3.4	4.7	3.1	4.0	3.2

Total revenues	$28.5	$27.5	$26.0	$24.3	$25.8	$24.8	$22.8	$22.8	$22.2
EBITDA from continuing operations	$(7.6)	$5.4	$3.2	$(2.5)	$1.6	$(145.3)	$(1.6)	$(1.7)	$2.2
EBITDA margin from continuing operations	(27)%	20%	12%	(10)%	6%	(586)%	(7)%	(7)%	10%

Motricity, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share data)

(unaudited)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$17,580	13,066
Restricted short-term investments	434	434
Accounts receivable, net of allowance for doubtful accounts of $715 and $905 respectively	18,434	42,521
Prepaid expenses and other current assets	4,348	5,758
Assets held for sale	—	5,206

Total current assets	40,796	66,985
Property and equipment, net	10,947	15,440
Goodwill	25,238	25,208
Intangible assets, net	9,536	10,120
Other assets	1,404	359

Total assets	$87,921	$118,112

Liabilities, redeemable preferred stock and stockholders’ equity
Current liabilities
Accounts payable and accrued expenses	$15,819	$34,583
Accrued compensation	5,400	5,200
Deferred revenue, current portion	1,800	1,824
Other current liabilities	2,864	681
Liabilities held for sale	—	5,120

Total current liabilities	25,883	47,408
Deferred tax liability	194	262
Debt facilities	21,464	20,531
Other non-current liabilities	13	786

Total liabilities	47,554	68,987

Stockholders’ equity
Common stock, $0.001 par value, 625,000,000 shares authorized; 46,163,685 and 46,226,797 shares issued and outstanding as of June 30, 2012 and December 31, 2011, respectively	46	46
Additional paid-in capital	571,226	570,331
Accumulated deficit	(530,096)	(519,480)
Accumulated other comprehensive loss	(809)	(1,772)

Total stockholders’ equity	40,367	49,125

Total liabilities, redeemable preferred stock and stockholders’ equity	$87,921	$118,112

Motricity, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share data and per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenue	$22,209	$25,788	$44,995	$50,081
Operating expenses
Direct third party expenses	5,009	4,011	10,163	6,941
Datacenter and network operations, excluding depreciation	3,788	4,659	7,229	10,742
Product development and sustainment, excluding depreciation	2,748	3,536	7,780	7,499
Sales and marketing, excluding depreciation	2,486	3,741	5,011	7,188
General and administrative, excluding depreciation	4,998	6,038	11,296	12,059
Depreciation and amortization	2,041	4,132	3,795	7,876
Acquisition transaction and integration costs	—	2,000	—	6,072
Restructuring	468	129	2,505	375

Total operating expenses	21,538	28,246	47,779	58,752

Operating income (loss)	671	(2,458)	(2,784)	(8,671)

Other income (expense), net
Other income (expense)	(525)	11	(521)	26
Interest and investment income, net	1	—	1	26
Interest expense	(473)	—	(934)	—

Other income (expense), net	(997)	11	(1,454)	52

Loss before income taxes	(326)	(2,447)	(4,238)	(8,619)
Provision (benefit) for income taxes	(160)	441	(68)	884

Net loss from continuing operations	(166)	(2,888)	(4,170)	(9,503)
Loss from discontinued operations	(1,765)	(1,381)	(6,446)	(907)

Net loss	$(1,931)	$(4,269)	$(10,616)	$(10,410)

Net loss from continuing operations per share — basic and diluted	$—	$(0.06)	$(0.09)	$(0.22)
Net loss from discontinued operations per share — basic and diluted	(0.04)	(0.03)	(0.14)	(0.02)

Net loss per share — basic and diluted	$(0.04)	$(0.09)	$(0.23)	$(0.24)

Weighted-average common shares outstanding — basic and diluted	46,023,301	45,266,689	46,002,041	$43,784,645

Investor and Media Contact:

Alex Wellins

(415) 217-5861

alex@blueshirtgroup.com